UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                          EXIDE ELECTRONICS GROUP, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                     302052
                                 (CUSIP Number)


      Stig Stendahl, President and Chief Executive Officer, Fiskars OY AB,
       Mannerheimintie 14A, 00101 Helsinki 10, Finland; 011-358-0-618-861 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With a copy to:

                           Ralf Boer, Foley & Lardner,
     777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202; (414) 271-2400

                                 March 13, 1996
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [X].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages
                           Exhibit Index is on Page 5

           CUSIP No. 302052


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fiskars OY AB

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Finland

                     7  SOLE VOTING POWER
      NUMBER OF
                             1,825,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             0
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             1,825,000
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH                0


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,825,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.6%


    14   TYPE OF REPORTING PERSON*

              CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


   Item 1.   Security and Issuer.

             Common Stock, $0.01 par value
             Exide Electronics Group, Inc.
             8521 Six Forks Road
             Raleigh, NC  27615

   Item 2.   Identity and Background.

             Name of Reporting Person

             Fiskars OY AB

             State or Other Place of Organization

             Finland

             Principal Business

             Fiskars is a Finnish corporation with headquarters in Helsinki, Finland and business operations around the world. Fiskars' Consumer Products Group is the largest of its operations and includes the manufacture and sale of scissors and other houseware products, knives, and lawn and garden tools marketed principally in the United States and Europe. Its UPS Group, which is being sold to Exide in the transaction described in Item 4 of this Schedule 13D, manufactures and markets uninterruptible power supply equipment and systems used with computers and telecommunications equipment. Fiskars' INHA works produces aluminum boats, hinges for the door and window industry, rail fittings and special purpose radiators for sale principally in Finland and other Nordic countries. Fiskars' real estate operations include substantial holdings of real estate properties and related services in Finland. Finally, Fiskars is the largest shareholder of the Metra Group, a financial corporation whose stock is traded on the Helsinki Stock Exchange.

             Address of Principal Business

             Fiskars OY AB
             Mannerheimintie 14A
             00101 Helsinki 10, Finland

             Address of Principal Office

             Fiskars OY AB
             Mannerheimintie 14A
             00101 Helsinki 10, Finland

             During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             The consideration used in reporting person's acquisition of the 825,000 shares of Common Stock and 1,000,000 shares of Series G Preferred Stock of Exide Electronics Group, Inc., a Delaware corporation ("Exide"), was the assignment of all the common capital stock of Deltec Power Systems, Inc., a Wisconsin corporation ("Deltec"), owned by Fiskars OY AB, a Finnish corporation ("Fiskars"), the redemption of all the preferred capital stock of Deltec owned by Fiskars Holdings, Inc., a Wisconsin corporation that is a wholly-owned subsidiary of Fiskars ("Holdings"), and the assignment by Fiskars of certain trademarks, a patent and other intangible assets related to the Deltec business.

   Item 4.   Purpose of Transaction.

             On November 16, 1995, Exide, Deltec, Fiskars and Holdings entered into a Stock Purchase Agreement (the "Agreement"). Pursuant to the Agreement, as amended as of February 9, 1996, on March 13, 1996, Exide purchased all of the issued and outstanding common capital stock of Deltec and certain trademarks, a patent and other intangible assets related to the Deltec business from Fiskars in consideration for 825,000 shares of Exide common stock, par value $0.01 ("Exide Common Stock"), 1,000,000 shares of Exide Series G Preferred Stock, par value $0.01 per share, and approximately $149.3 million in cash. The cash purchase price payable to Fiskars is subject to adjustment based upon the consolidated net asset value of Deltec and its subsidiarieson March 13, 1996. Exide also paid Fiskars $1,000,000 to reimburse Fiskars for certain expenses incurred in the transaction. On March 14, 1996, Deltec redeemed certain of its issued and outstanding preferred capital stock from Holdings in exchange for approximately $8.68 million. Exide has agreed to cause Deltec to redeem the balance of such preferred stock on or about January 8, 1997 in exchange for approximately $520,000.

   Item 5.   Interest in Securities of the Issuer.

             (a)-(b) Information concerning the amount and percent of shares of Exide Common Stock, beneficially owned by Fiskars OY AB is set forth below.

      Sole voting    Shared Voting
          and             and          Aggregate     Percentage of
      Dispositive     Dispositive      Beneficial     Outstanding
         Power           Power         Ownership         Shares

     1,825,000(1)          0          1,825,000(1)       16.6%
    _______________

    (1) Includes 1,000,000 shares of Series G Preferred Stock which are convertible at any time after March 13, 1996 on a share-for-share basis into 1,000,000 shares of Common Stock.

   Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             On March 13, 1996, Exide and Fiskars entered into a Stockholder Agreement (the "Stockholder Agreement") providing that Fiskars will designate two persons to be elected to the board of directors of Exide (the "Exide Board") and that Exide will nominate and use its best efforts to cause such persons to be elected as directors of Exide (the "Stockholder Representatives"). In the event that Fiskars' beneficial ownership of Exide Stock becomes less than ten percent (10%) or five percent (5%) (after consideration of the Exide Common Stock into which the Series G Preferred Stock may be converted), Fiskars will designate one Stockholder Representative or no Stockholder Representatives, respectively.

             The Stockholder Agreement also provides that Fiskars will vote all Exide securities owned or controlled by Fiskars in favor of the election of directors nominated by the Exide Board and, on all other matters submitted to a shareholder vote, in accordance with the recommendations of the Exide Board. Fiskars also agreed to cause all Exide securities owned or controlled by Fiskars to be present, in person or by proxy, and represented at all meetings of Exide stockholders.

             The Stockholder Agreement further provides that Fiskars will not exercise control or otherwise influence the policies and management of Exide, except through the Stockholder Representatives or as provided in the Stockholder Agreement. The Stockholder Agreement also restricts further acquisitions or dispositions by Fiskars of Exide securities and gives Fiskars certain registration rights with respect to the Exide Stock.

   Item 7.   Material to Be Filed as Exhibits.

             Exhibit A:     Stock Purchase Agreement made as of November 16,
                            1995, by and among Exide Electronics Group, Inc.,
                            Deltec Power Systems, Inc., Fiskars OY AB and
                            Fiskars Holdings, Inc.

             Exhibit B:     Amendment Agreement made as of February 9, 1996,
                            by and among Exide Electronics Group, Inc.,
                            Deltec Power Systems, Inc., Fiskars OY AB and
                            Fiskars Holdings, Inc.

             Exhibit C:     Stockholder Agreement made as of March 13, 1996,
                            by and between Exide Electronics Group, Inc. and Fiskars OY AB.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:    March 22, 1996.



                                      /s/  Stig Stendahl
                                      Stig Stendahl
                                      President and Chief Executive Officer
                                      Fiskars OY AB